Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


06013577

Randers, 15 May 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 28/2006 of 15 May 2006
  "Vestas receives order in the USA for 107 MW for delivery in 2007"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 15 May 2006
Stock exchange announcement No. 28/2006

Vestas receives order in the USA for 107 MW for delivery in 2007

The Vestas Group has received an order for a total of 107 MW consisting of 65 units of the V82-1.65 MW wind turbine for the US market. The order has been placed by the Wind Energy unit of John Deere Credit, which is located in Des Moines, Iowa and is the financial services division of Deere & Company.

Deere & Company is the world's leading manufacturer of agricultural and forestry equipment, a major manufacturer of construction equipment, and a leading supplier of equipment used in lawn, grounds and turf care. Deere has entered the renewable energy arena focused on development and investment in community-based wind energy projects.

Vestas will supply and commission the wind turbines, and the order also includes a five-year maintenance and service agreement. Shipment of the turbines will commence in December 2006 and will continue until early 2007 with all turbines being commissioned before year-end 2007.

"Vestas is pleased to become a supplier for a company whose name has been synonymous with quality for 169 years. We are encouraged that John Deere has identified wind energy as a growth opportunity and we look forward to a continuing relationship in the future," says Jens Søby, President of Vestas Americas A/S.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 16/2006 of 29 March 2006.

Any questions may be addressed to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Jens Søby, President of Vestas Americas A/S, Oregon, telephone +1 503 327 2115.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO